SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                     Amendment No. 1 to Schedule 13D (Final)

                    Under the Securities Exchange Act of 1934


                            Exsorbet Industries, Inc.
                                (Name of Issuer)

                         Common Stock, $.001 Par Value
                         (Title of Class of Securities)

                                  30222 P 10 3
                                 (CUSIP Number)

                            Timothy L. LaFrey, Esq.
                         Small, Craig & Werkenthin, P.C.
                         100 Congress Avenue, Suite 1100
                       Austin, Texas 78701 (512) 472-8355

     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                               November 26, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------- --------------------------------------------------------------------
    1 Name of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

             American Physicians Service Group, Inc.
             IRS Identification Number:  751458323

----------- --------------------------------------------------------------------
    2       Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) [    ]                   (b) [    ]
----------- --------------------------------------------------------------------
    3       SEC Use Only

----------- --------------------------------------------------------------------
    4       Source of Funds (See Instructions)
            N/A
----------- --------------------------------------------------------------------
    5       Check if Disclosure of Legal Proceedings is Required Pursuant to
            Items 2(d) or 2(e)  [   ]

----------- --------------------------------------------------------------------
    6       Citizenship or Place of Organization
            No Change
----------------------------- -------- -----------------------------------------
         Number of               7     Sole Voting Power
           Shares                      None
        Beneficially
          Owned by
            Each
         Reporting
           Person
            With
                              -------- -----------------------------------------
                                 8     Shared Voting Power
                                       None
                              -------- -----------------------------------------
                                 9     Sole Dispositive Power
                                       None
                              -------- -----------------------------------------
                                10     Shared Dispositive Power
                                       None
----------- --------------------------------------------------------------------
    11      Aggregate Amount Beneficially Owned by Each Reporting Person
            None
----------- --------------------------------------------------------------------
    12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)    [  ]
----------- --------------------------------------------------------------------
    13      Percent of Class Represented by Amount in Row (11)
            N/A
----------- --------------------------------------------------------------------
    14      Type of Reporting Person (See Instructions)
            No Change
----------- --------------------------------------------------------------------


                     Amendment No. 1 to Schedule 13D (Final)

Item 1.       Security and Issuer - No Change.

Item 2.       Identity and Background - No Change.

Item 3.       Source and Amount of Funds or Other Consideration - Not Applicable

Item 4.       Purpose of Transaction - Not Applicable.

Item 5.       Interest in Securities of the Issuer - Not Applicable.

Item 6.       Contracts, Arrangements, Understandings or Relationships with
               Respect to Securities of the Issuer

     American Physicians Service Group, Inc. ("APS") exercised its right under the September 30, 1996 Stock Put Agreement to cause Exsorbet Industries, Inc. ("Exsorbet") to repurchase 1,200,000 shares of Exsorbet stock at $2.75/share which is the same price paid by APS on September 30, 1996. In addition, APS failed to exercise its right under the Warrant, Contingent Warrant or Option Agreements before the expiration of the respective exercise period.

                  Item 7.      Material to be Filed as Exhibits - Not Applicable


                                                              SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

           Date:  December 2, 1996

                                   AMERICAN PHYSICIANS SERVICE GROUP, INC.


                                    By: /s/ William H. Hayes
                                          William H. Hayes
                                          Senior Vice President - Finance